UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2015
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE 401(k) STOCK PURCHASE PLAN
FOR EMPLOYEES OF CULLEN/FROST
BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CULLEN/FROST BANKERS, INC.
100 W. Houston Street
San Antonio, TX 78205
Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Financial Statements
and Supplemental Schedule
As of December 31, 2015 and 2014 and for the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of
Cullen/Frost Bankers, Inc.

We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates’ financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
San Antonio, TX
June 24, 2016

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Participant-directed investments, at fair value	$476,766,038	$500,195,007
Receivables:
Employer contributions	831,609	748,819
Participant contributions	590,019	544,466
Notes receivable from participants	13,008,385	12,916,769
Net assets available for benefits	$491,196,051	$514,405,061
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Interest income on notes receivable from participants	$415,369
Dividend income on investments	21,259,879
Contributions:
Employer - cash	12,909,374
Participant	18,205,749
Participant roll-overs	1,901,449
Total additions	54,691,820
Deductions:
Benefits paid to participants	29,848,007
Administrative fees	243,542
Net depreciation in fair value of investments	47,809,281
Total deductions	77,900,830
Net change	(23,209,010)
Net assets available for benefits:
Beginning of year	514,405,061
End of year	$491,196,051

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements
December 31, 2015 and 2014
1. Significant Accounting Policies
Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting.
Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI) and mutual funds. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.
Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest on the loan. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Standards. Effective December 31, 2015, the Plan adopted, on an early application basis, a new accounting standard that, among other things, simplifies or eliminates some of the financial statement reporting and disclosures that were previously required for employee benefit plans.
2. Description of the Plan
The following is a general description of the Plan. Participants should refer to the online summary of the Plan for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.
Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after the CFBI common stock contributions are allocated to the participant’s account.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (i) CFBI’s contributions and (ii) Plan earnings and charged with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.
Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.
Payment of Benefits. In the event of termination of employment, disability, retirement or death, the participant’s account will be distributed to the participant or the participant’s beneficiary, in the event of death, according to Plan terms. The payment shall equal the amount of the participant’s vested account in the Plan.
Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
3. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to net assets as reported in the Plan’s Form 5500 as of December 31, 2015 and 2014:

	December 31,
	2015	2014
Net assets available for benefits	$491,196,051	$514,405,061
Less: Contributions receivable
Employer	(831,609)	(748,819)
Participant	(590,019)	(544,466)
Net assets as reported on Form 5500	$489,774,423	$513,111,776
The following is a reconciliation of net decrease in net assets available for benefits as reported in the accompanying financial statements to net loss as reported in the Plan’s annual report Form 5500 for the year ended December 31, 2015:

Net decrease in net assets available for benefits	$(23,209,010)
Less: Contributions receivable as of December 31, 2015
Employer	(831,609)
Participant	(590,019)
Plus: Contributions receivable as of December 31, 2014
Employer	748,819
Participant	544,466
Net loss as reported on Form 5500	$(23,337,353)
4. Income Tax Status
The Plan has received a determination letter from the IRS dated June 27, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and related trust is tax-exempt.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5. Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the trustee, Frost Bank; sub-custodian, Reliance Trust Company; the record-keeper, Massachusetts Mutual Life Insurance Company; and CFBI and its Affiliates, qualify as party-in-interest transactions.
Plan assets are held and managed by the sub-custodian and the Plan administrator. The sub-custodian invests cash received, interest and dividend income as directed by the participants of the Plan. The Plan administrator also makes distributions to participants.
Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.
6. Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
7. Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. Accounting Standards Codification (ASC) Topic 820 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.
All investments held by the Plan during the reported periods, as summarized in the table below, are considered Level 1 investments under the fair value hierarchy as fair value is based on quoted prices in active markets.

	December 31,
	2015	2014
Common stock	$203,740,680	$228,895,640
Mutual funds	273,025,358	271,299,367
Total investments	$476,766,038	$500,195,007

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	3,395,678	shares	$203,740,680
Mutual Funds
Aberdeen Emerging Markets Fund	205,007	shares	2,328,878
AIM STIT Liquid Assets Fund	27,708,555	shares	27,708,555
AIM STIT Treasury Fund	9,980,330	shares	9,980,330
American Funds AMCAP	763,525	shares	19,981,446
American Funds American Balanced	714,710	shares	17,038,697
Goldman Sachs Mid Cap Value Fund	387,951	shares	12,883,865
Invesco Real Estate Fund	247,713	shares	5,660,239
Lazard International Equity Fund	135,976	shares	2,322,471
MFS Conservative Asset Allocation Fund	677,944	shares	9,633,577
MFS Growth Allocation Fund	392,187	shares	6,784,828
MFS Moderate Allocation Fund	869,718	shares	13,541,517
MFS Value Fund	510,457	shares	16,737,886
PIMCO Real Return Fund	392,459	shares	4,124,743
T Rowe Price Mid Cap Growth Fund	212,921	shares	15,611,371
The Hartford Equity Income Fund	504,657	shares	8,604,397
Vanguard Institutional Index Fund	118,860	shares	22,181,729
Vanguard Small Cap Index Fund	181,189	shares	9,612,093
Victory Sycamore Small Company Opportunity Fund	114,391	shares	4,100,910
*Frost Growth Equity Fund	1,485,118	shares	20,167,898
*Frost International Equity Fund	2,435,570	shares	17,024,632
*Frost Low Duration Bond Fund	857,672	shares	8,756,832
*Frost Total Return Bond Fund	1,788,085	shares	18,238,464
			273,025,358
Total Investments			$476,766,038

*Participant Loans	Interest rates ranging from 3.25% to 8.75%; varying maturity dates		$13,008,385

*Denotes party-in-interest

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates

Date:	June 24, 2016	By:	/s/ Annette Alonzo
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer (Duly Authorized Officer)

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification